Management’s Discussion and Analysis
for the quarter ended March 31, 2007

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec’s financial performance during its second fiscal quarter ended March 31, 2007. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended March 31, 2007 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 30, 2006, included in the Company’s Annual Report. All references to quarterly or Company information relate to Tembec’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. Non-GAAP financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A contains “forward-looking statements” within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “anticipate”, “estimate”, “expect” and “project” or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The information in this report is as at May 3, 2007, the date of filing in conjunction with the Company’s press release announcing its results for the second fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

OVERVIEW

	Quarterly Results ($ millions)

	Fiscal 2006				Fiscal 2007

	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Sales	789	818	862	863	724	790	-	-
Freight and sales deductions	94	97	102	106	84	90	-	-
Lumber export duties / taxes	6	11	10	8	3	5	-	-
Cost of sales	683	668	688	683	591	641	-	-
SG&A	38	38	41	36	33	37	-	-

EBITDA	(32)	4	21	30	13	17	-	-
Depreciation & amortization	56	56	48	48	48	46	-	-
Unusual items	-	176	(4)	17	(217)	(4)	-	-

Operating earnings (loss)	(88)	(228)	(23)	(35)	182	(25)	-	-

Interest, foreign exchange & other	21	10	42	38	(12)	36	-	-
Exchange loss (gain) on
long-term debt	(6)	3	(54)	(7)	61	(13)	-	-

Pre-tax gain (loss)	(103)	(241)	(11)	(66)	133	(48)	-	-
Income tax recovery	(24)	(25)	(6)	(11)	(4)	(1)	-	-
Share of related company loss (gain)
and minority interests	-	-	1	(1)	(1)	(2)	-	-

Net earnings (loss) from
continuing operations	(79)	(216)	(6)	(54)	138	(45)	-	-

Earnings from discontinued
operations	4	48	-	-	-	-	-	-

Net earnings (loss)	(75)	(168)	(6)	(54)	138	(45)	-	-

DISCONTINUED OPERATIONS

In February 2006, the Company sold its oriented strandboard (OSB) mill in Saint-Georges-de-Champlain, Quebec for total consideration of $98 million. As a result of the sale, the financial results of the OSB operation, as well as the gain on disposition, have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the OSB mill’s results from the Company’s continuing operations. For certain non-GAAP financial measures, the amounts presented still reflect the actual reported results of prior periods. In those circumstances, a footnote indicates that they include the results of the OSB operations.

CHANGES IN ACCOUNTING POLICIES

  Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3855 with respect to financial instruments – recognition and measurement. The CICA subsequently amended Section 3855 to provide guidance on accounting for fees and costs incurred upon the exchange of debt instruments or modification of a financial liability. As a result of the application of Section 3855, unamortized financing costs have been reclassified against long-term debt. The Company has elected to recognize its long-term debt at the amortized cost. Additional details are provided in the notes to the interim financial statements.

Effective October 1, 2006, the Company adopted the new recommendations of the CICA under CICA Handbook Section 1530 with respect to comprehensive income. The section requires the Company to present a new statement entitled Comprehensive Income. The new statement is included in the Company’s financial statements.

Effective October 1, 2006, the Company applied the accounting treatment prescribed by emerging issues committee (“EIC”) EIC-162 of the CICA Handbook with respect to stock-based compensation for employees eligible to retire before the vesting date. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The application of EIC-162 had no impact on the financial statements of the Company.

MARCH 2007 QUARTER VS DECEMBER 2006 QUARTER

SALES
					Volume
$ millions	December	March	Total	Price	& Mix
	2006	2007	Variance	Variance	Variance

Forest Products	204	213	9	2	7
Pulp	327	382	55	17	38
Paper	207	209	2	(2)	4
Chemical & Other	43	45	2	2	-

	781	849	68	19	49
Less: Intersegment sales	(57)	(59)	(2)

Sales	724	790	66

Sales increased by $66 million as compared to the prior quarter. The increase was driven primarily by higher prices and volumes in the Pulp segment. Pricing in all segments was assisted by currency, as the Canadian $ averaged $0.854, a 3% decline from $0.877 in the prior quarter. The Forest Products segment sales increased by $9 million as shipments rose slightly. The strength of the pulp market led to further price increases and a return to a more normal level of shipments as compared to the December 2006 quarter. Paper segment sales were relatively unchanged from the prior quarter.

EBITDA
					Cost
$ millions	December	March	Total	Price	& Volume
	2006	2007	Variance	Variance	Variance

Forest Products	(15)	(22)	(7)	2	(9)
Pulp	20	39	19	17	2
Paper	6	(2)	(8)	(2)	(6)
Chemical & Other	2	2	-	2	(2)

	13	17	4	19	(15)

EBITDA increased by $4 million as compared to the prior quarter. The Forest Products segment EBITDA decrease of $7 million was driven by higher manufacturing costs due to seasonal weather factors and curtailments at several facilities. The Pulp segment EBITDA increase of $19 million resulted from higher prices. The Paper segment EBITDA decrease of $8 million was the result of higher manufacturing costs at its coated paper mill.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	December	March	Total	EBITDA	& Amortization	Item
	2006	2007	Variance	Variance	Variance	Variance

Forest Products	217	(32)	(249)	(7)	-	(242)
Pulp	(29)	21	50	19	2	29
Paper	(6)	(14)	(8)	(8)	-	-
Chemical & Other	-	-	-	-	-	-

	182	(25)	(207)	4	2	(213)

MARCH 2007 QUARTER VS DECEMBER 2006 QUARTER

The Company generated an operating loss of $25 million compared to operating earnings of $182 million in the prior period. The $207 million deterioration in operating performance was primarily due to the Forest Products group, which saw its operating results decline by $249 million. This decline was due to a one-time $238 million recovery of lumber export duties in the prior quarter. The Pulp segment’s operating results improved by $50 million. In addition to a $19 million improvement in EBITDA, the segment had absorbed a $29 million charge relating to the closure of the Smooth Rock Falls pulp mill in the prior quarter.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

	$ millions

	December	March
	2006	2007

Interest on long-term debt	30	30
Interest on short-term debt	3	2
Interest income - lumber duties	(30)	-
Other foreign exchange items	(15)	(1)
Other items	-	5

	(12)	36

Interest on long-term debt was unchanged. Approximately 91% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. In the prior quarter, the Company received a total of US $242 million as a refund of lumber duties. The refund was divided into two components in the financial statements. An amount of $238 million was credited to operating earnings and a further $30 million was shown as interest income. The subsequent sale of the US $ received at more favourable exchange rates was also a significant contributor to the $15 million in foreign exchange gains.

LOSS (GAIN) ON TRANSLATION OF FOREIGN DEBT

During the March 2007 quarter, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.858 to US $0.866. In the prior quarter, the Canadian $ had decreased from US $0.895 to US $0.858, and the Company had recorded a loss of $61 million. The after-tax impact of the gain on translation of foreign denominated debt was $10 million or $0.12 per share as compared to the prior quarter after-tax loss of $50 million or $0.59 per share.

INCOME TAXES

During the March 2007 quarter, the Company recorded an income tax recovery of $1 million on a pre-tax loss from continuing operations of $48 million. The income tax recovery reflected a $15 million unfavourable variance versus an anticipated income tax recovery of $16 million based on the Company’s effective tax rate of 33.3% . The non-recognition of period losses reduced the recovery by $17 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized.

During the December 2006 quarter, the Company recorded an income tax recovery of $4 million on pre-tax earnings from continuing operations of $133 million. The income tax recovery reflected a $48 million favourable variance versus an anticipated income tax expense of $44 million based on the Company’s effective tax rate of 33.3% . The tax recovery was positively impacted by two favourable items totalling $56 million. The recognition of unrecognized prior period losses increased the tax recovery by $53 million. The rate differential between jurisdictions increased the tax recovery by a further $3 million. The non-tax deductible portion of the loss on translation of US $ denominated debt reduced the tax recovery by $8 million.

MARCH 2007 QUARTER VS DECEMBER 2006 QUARTER

NET EARNINGS (LOSS)

The Company generated a net loss of $45 million or $0.54 per share compared to net earnings of $138 million or $1.62 per share in the prior quarter. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	December 2006 Quarter		March 2007 Quarter

	$ millions	$ per share	$ millions	$ per share

Net earnings (loss) as reported
- in accordance with GAAP	138	1.62	(45)	(0.54)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	50	0.59	(10)	(0.12)
Unusual item - Smooth Rock Falls pulp mill	20	0.23	-	-
Unusual item - Sale of land and building	(6)	(0.07)	(3)	(0.04)
Unusual item - Recovery of lumber export duties and interest	(185)	(2.16)	-	-

Net earnings (loss) excluding specific items
- not in accordance with GAAP	17	0.21	(58)	(0.70)

MARCH 2007 QUARTER VS MARCH 2006 QUARTER

SALES
					Volume
$ millions	March	March	Total	Price	& Mix
	2006	2007	Variance	Variance	Variance

Forest Products	288	213	(75)	(31)	(44)
Pulp	356	382	26	62	(36)
Paper	202	209	7	-	7
Chemical & Other	48	45	(3)	2	(5)

	894	849	(45)	33	(78)
Less: Intersegment sales	(76)	(59)	17

Sales	818	790	(28)

Sales decreased by $28 million as compared to the same quarter a year ago. The decline was the result of lower sales volumes in the Forest Products and Pulp segments accompanied by lower Forest Products selling prices. Improved prices in the Pulp segment provided a substantial offset. Pricing in all segments was positively impacted by currency as the Canadian $ averaged $0.854, a 2% decline from $0.867 a year ago. The Forest Products segment sales declined by $75 million as a result of lower US $ reference prices and shipments. The Pulp segment sales increased by $26 million on the strength of significantly improved US $ reference prices partially offset by reduced shipments due to the permanent closure of a pulp mill. The Paper segment sales were relatively unchanged.

EBITDA
					Cost
$ millions	March	March	Total	Price	& Volume
	2006	2007	Variance	Variance	Variance

Forest Products	13	(22)	(35)	(31)	(4)
Pulp	2	39	37	62	(25)
Paper	(12)	(2)	10	-	10
Chemical & Other	1	2	1	2	(1)

	4	17	13	33	(20)

EBITDA improved by $13 million over the prior year quarter. The Forest Products segment EBITDA declined by $35 million because of lower prices. The Pulp segment EBITDA improved by $37 million as prices improved substantially with higher costs, principally currency related, mitigating the positive impact. The Paper segment EBITDA improved by $10 million. This segment benefited from lower manufacturing costs, primarily energy and maintenance.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	March	March	Total	EBITDA	& Amortization	Item
	2006	2007	Variance	Variance	Variance	Variance

Forest Products	(1)	(32)	(31)	(35)	-	4
Pulp	(194)	21	215	37	9	169
Paper	(32)	(14)	18	10	1	7
Chemical & Other	(1)	-	1	1	-	-

	(228)	(25)	203	13	10	180

MARCH 2007 QUARTER VS MARCH 2006 QUARTER

The Company generated an operating loss of $25 million compared to an operating loss of $228 million in the same quarter a year ago. In addition to the previously noted $13 million improvement in EBITDA, the prior year period had absorbed a charge of $169 million relating to asset impairment at the Smooth Rock Falls pulp mill, which was subsequently permanently shut down.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions

	March	March
	2006	2007

Interest on long-term debt	29	30
Interest on short-term debt	5	2
Amortization of deferred gain on foreign exchange contracts	(17)	-
Derivative financial instruments gain	(3)	-
Other foreign exchange items	(3)	(1)
Other items	(1)	5

	10	36

Interest on long-term debt increased by $1 million. Approximately 91% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. The reduction in short-term interest relates to the decrease in utilization of short-term operating lines since the receipt of the lumber duty refund in the December 2006 quarter.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the March 2006 and 2007 quarters:

$ millions

	Opening		Ending
	Balance	Amortization	Balance

March 2006	17	(17)	-

March 2007	-	-	-

MARCH 2007 QUARTER VS MARCH 2006 QUARTER

LOSS (GAIN) ON TRANSLATION OF FOREIGN DEBT

During the March 2007 quarter, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.858 to US $0.866. In the comparable period a year ago, the Canadian $ had decreased from US $0.858 to US $0.856, and the Company had recorded a loss of $3 million. The after-tax impact of the gain on translation of foreign denominated debt was $10 million or $0.12 per share as compared to the prior year after-tax loss of $3 million or $0.03 per share.

INCOME TAXES

During the March 2007 quarter, the Company recorded an income tax recovery of $1 million on a pre-tax loss from continuing operations of $48 million. The income tax recovery reflected a $15 million unfavourable variance versus an anticipated income tax recovery of $16 million based on the Company’s effective tax rate of 33.3% . The non-recognition of period losses reduced the recovery by $17 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized.

During the March 2006 quarter, the Company recorded an income tax recovery of $25 million on a pre-tax loss from continuing operations of $241 million. The income tax recovery was $55 million lower than the projected recovery of $80 million based on the Company’s effective rate of 33.3% . The non-recognition of period losses reduced the recovery by $55 million.

EARNINGS FROM DISCONTINUED OPERATIONS

In February 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec for total consideration of $98 million. The sale generated an after-tax gain of $47 million or $0.55 per share in the year ago quarter. As well, the OSB mill generated net earnings of $1 million or $0.01 per share during the two months it was owned by the Company. There was no impact on the current quarter’s financial results.

MARCH 2007 QUARTER VS MARCH 2006 QUARTER

NET LOSS

The Company generated a net loss of $45 million or $0.54 per share compared to a net loss of $168 million or $1.96 per share in the corresponding quarter of the prior year. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	March 2006 Quarter		March 2007 Quarter

	$ millions	$ per share	$ millions	$ per share

Net loss as reported
- in accordance with GAAP	(168)	(1.96)	(45)	(0.54)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	3	0.03	(10)	(0.12)
Derivative financial instruments gain	(3)	(0.03)	-	-
Amortization of deferred gain on
foreign exchange contracts	(12)	(0.14)	-	-
Unusual item - Smooth Rock Falls pulp mill	111	1.30	-	-
Unusual item - St. Francisville paper mill	7	0.08	-	-
Unusual item - Sale of land	-	-	(3)	(0.04)
Earnings from discontinued operations - OSB mill	(48)	(0.56)	-	-

Net loss excluding specific items
- not in accordance with GAAP	(110)	(1.28)	(58)	(0.70)

SIX MONTHS ENDED MARCH 2007 VS SIX MONTHS ENDED MARCH 2006
SALES
					Volume
$ millions	March	March	Total	Price	& Mix
	2006	2007	Variance	Variance	Variance

Forest Products	564	417	(147)	(62)	(85)
Pulp	669	709	40	102	(62)
Paper	418	416	(2)	(2)	-
Chemical & Other	98	88	(10)	1	(11)

	1,749	1,630	(119)	39	(158)
Less: Intersegment sales	(142)	(116)	26

Sales	1,607	1,514	(93)

Sales decreased by $93 million as compared to the same period a year ago. The decline was the result of lower sales volumes in all of the Company’s reportable business segments combined with lower Forest Products selling prices. Improved prices in the Pulp segment provided a substantial offset. Currency did not affect revenue as the value of the Canadian $ versus the US $ was relatively unchanged. The Forest Products segment sales declined by $147 million as a result of lower US $ reference prices and lower shipments. The Pulp segment sales increased by $40 million on the strength of significantly improved US $ reference prices, partially offset by lower shipments. The Paper segment sales were relatively unchanged.

EBITDA
					Cost
$ millions	March	March	Total	Price	& Volume
	2006	2007	Variance	Variance	Variance

Forest Products	24	(37)	(61)	(62)	1
Pulp	(30)	59	89	102	(13)
Paper	(24)	4	28	(2)	30
Chemical & Other	2	4	2	1	1

	(28)	30	58	39	19

EBITDA improved by $58 million over the prior year period. The Forest Products segment EBITDA declined by $61 million because of lower prices. The Pulp segment EBITDA improved by $89 million as prices improved substantially. The Paper segment EBITDA improved by $28 million. This segment benefited from lower manufacturing costs, primarily energy and maintenance.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	March	March	Total	EBITDA	& Amortization	Item
	2006	2007	Variance	Variance	Variance	Variance

Forest Products	(3)	185	188	(61)	(1)	250
Pulp	(253)	(8)	245	89	16	140
Paper	(58)	(20)	38	28	3	7
Chemical & Other	(2)	-	2	2	-	-

	(316)	157	473	58	18	397

SIX MONTHS ENDED MARCH 2007 VS SIX MONTHS ENDED MARCH 2006

The Company generated operating earnings of $157 million compared to an operating loss of $316 million in the same period a year ago. In addition to the previously noted $58 million improvement in EBITDA, the balance of the improvement relates to unusual items. In the prior six-month period, the Company has absorbed a charge of $169 million relating to asset impairment at the Smooth Rock Falls pulp mill, which was subsequently permanently shut down. During the most recent six-month period, the Company recorded a credit of $238 million pertaining to the recovery of lumber export duties on deposit with the United States Department of Commerce.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions

	March	March
	2006	2007

Interest on long-term debt	60	60
Interest on short-term debt	7	5
Interest income	(1)	(4)
Interest income - lumber duties	-	(30)
Amortization of deferred gain on foreign exchange contracts	(38)	-
Other foreign exchange items	(1)	(16)
Other items	4	9

	31	24

Interest on long-term debt was unchanged. Approximately 91% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. In the prior quarter, the Company received a total of US $242 million as a refund of lumber duties. The refund was divided into two components in the financial statements. An amount of $238 million was credited to operating earnings and a further $30 million was shown as interest income. The subsequent sale of the US $ received at more favourable exchange rates was also a significant contributor to the $16 million in foreign exchange gains.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the six-month periods ending on March 2006 and 2007.

$ millions

	Opening		Ending
	Balance	Amortization	Balance

March 2006	38	(38)	-

March 2007	-	-	-

SIX MONTHS ENDED MARCH 2007 VS SIX MONTHS ENDED MARCH 2006

LOSS (GAIN) ON TRANSLATION OF FOREIGN DEBT

During the six months ended March 2007, the Company recorded a loss of $44 million on the translation of its US $ denominated debt as the relative value of the Canadian $ decreased from US $0.895 to US $0.866. In addition, the Company recorded a loss of $4 million on the translation of its Euro denominated debt as the relative value of the Euro increased from Canadian $1.417 to Canadian $1.542. In the comparable period a year ago, the Canadian $ had increased from US $0.854 to US $0.856, and the Company had recorded a gain of $3 million on its US $ denominated debt. The after-tax impact of the loss on translation of foreign denominated debt was $40 million or $0.47 per share as compared to the prior year after-tax gain of $3 million or $0.03 per share.

INCOME TAXES

During the six-month period ended March 2007, the Company recorded an income tax recovery of $5 million on pre-tax earnings from continuing operations of $85 million. The income tax recovery reflected a $33 million favourable variance versus an anticipated income tax expense of $28 million based on the Company’s effective tax rate of 33.3% . The tax recovery was positively impacted by two favourable items totalling $39 million. The recognition of unrecognized prior period losses increased the tax recovery by $36 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. The rate differential between jurisdictions increased the tax recovery by a further $3 million. The non-tax deductible portion of the loss on translation of US $ denominated debt reduced the tax recovery by $6 million.

During the six-month period ended March 2006, the Company recorded an income tax recovery of $49 million on a pre-tax loss from continuing operations of $344 million. The income tax recovery was $65 million lower than the projected recovery of $114 million based on the Company’s effective tax rate of 33.3% . The non-recognition of period losses reduced the recovery by $63 million.

EARNINGS FROM DISCONTINUED OPERATIONS

In February 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec for total consideration of $98 million. The sale generated an after-tax gain of $47 million or $0.55 per share in the year ago period. As well, the OSB mill generated an after-tax gain of $5 million of $0.05 per share during the five-month period it was owned by the Company. There was no impact on the financial statements of the current fiscal year.

SIX MONTHS ENDED MARCH 2007 VS SIX MONTHS ENDED MARCH 2006

NET EARNINGS (LOSS)

The Company generated net earnings of $93 million or $1.08 per share compared to a net loss of $243 million or $2.84 per share in the corresponding period of the prior year. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	Six months ended		Six months ended
	March 2006		March 2007

	$ millions	$ per share	$ millions	$ per share

Net earnings (loss) as reported
- in accordance with GAAP	(243)	(2.84)	93	1.08
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(3)	(0.03)	40	0.47
Derivative financial instruments loss	1	0.01	-	-
Amortization of deferred gain on
foreign exchange contracts	(25)	(0.30)	-	-
Unusual item - Smooth Rock Falls pulp mill	111	1.30	20	0.23
Unusual item - St. Francisville paper mill	7	0.08
Unusual item - Recovery of lumber export duties and interest	-	-	(185)	(2.16)
Unusual item - Sale of land	-	-	(9)	(0.11)
Earnings from discontinued operations - OSB mill	(52)	(0.60)	-	-

Net loss excluding specific items
- not in accordance with GAAP	(204)	(2.38)	(41)	(0.49)

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)

	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07
Sales	938	817	789	818	862	863	724	790
EBITDA	21	(7)	(32)	4	21	30	13	17
Operating earnings (loss)
from continuing operations	(172)	(166)	(88)	(228)	(23)	(35)	182	(25)
Net earnings (loss)
from continuing operations	(146)	(136)	(79)	(216)	(6)	(54)	138	(45)
Net earnings (loss) from
continuing operations per share ($)	(1.72)	(1.59)	(0.92)	(2.52)	(0.08)	(0.64)	1.62	(0.54)
Net earnings (loss)	(142)	(135)	(75)	(168)	(6)	(54)	138	(45)
Net earnings (loss) per share ($)	(1.66)	(1.58)	(0.88)	(1.96)	(0.08)	(0.64)	1.62	(0.54)

FOREST PRODUCTS

	Quarterly Results

	Fiscal 2006				Fiscal 2007

	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Financial ($ millions)
Sales (1)	276	288	270	254	204	213	-	-
EBITDA	11	13	-	(2)	(15)	(22)	-	-
Depreciation & amortization	13	14	13	14	14	14	-	-
Unusual items	-	-	(4)	3	(246)	(4)	-	-

Operating earnings (loss)	(2)	(1)	(9)	(19)	217	(32)	-	-

Shipments
SPF lumber (mmfbm)	356	361	375	360	305	319	-	-

Reference Prices
Framing lumber composite price
(US$ per mfbm)	363	376	347	300	280	287	-	-
Western SPF KD std & better
(US$ per mfbm)	320	336	311	276	240	249	-	-
KD #2 & better delivered G.L.
(US$ per mfbm)	391	409	386	351	325	328	-	-
KD stud delivered G.L.
(US$ per mfbm)	378	391	370	314	301	315	-	-

(1) Includes intersegment sales eliminated on consolidation

March 2007 Quarter vs. December 2006 Quarter

The Forest Products segment generated negative EBITDA of $22 million on sales of $213 million. This compares to negative EBITDA of $15 million on sales of $204 million in the prior quarter. The sales increase of $9 million was caused primarily by higher volumes and selling prices for Eastern SPF lumber. US $ reference prices for random lumber increased by approximately US $6 per mfbm while stud lumber increased by US $14 per mfbm. Currency provided a small positive as the Canadian $ averaged $0.854, a 3% decline from $0.877 in the prior quarter. The net price effect was an increase in EBITDA of $2 million or $6 per mfbm. Margins were negatively impacted by higher operating costs caused by seasonal weather and reduced operating levels at several facilities. The March quarter also saw lower profitability in Specialty and Engineered wood as the winter period normally experiences reduced activity. During the quarter, the Company incurred $5 million of lumber export taxes as compared to $3 million in the prior quarter. Lumber export taxes are payable based on the new agreement between Canada and the United States. While the tax rates on our Eastern and Western shipments remained unchanged at 5% and 15% respectively, a combination of higher U.S. shipments and higher value products generated the majority of the increase. The lumber tax was also applicable for the entire March quarter, whereas the first 11 days of the prior quarter were not subject to lumber export taxes.

The Forest Products segment generated an operating loss of $32 million, as compared to operating earnings of $217 million in the prior quarter. In addition to the previously noted $7 million decline in EBITDA, the majority of the reduction in operating earnings relates to unusual items. In the prior quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the United States Department of Commerce that had been accumulated since May 2002. The amount received by the Company corresponded to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponded to approximately 82% of the interest accrued on the deposits. This latter amount was recorded as interest income. The Company also completed the sale of a number of land parcels, which generated a gain of $8 million. In the March 2007 quarter, the Company sold additional land parcels and recorded a gain of $4 million.

FOREST PRODUCTS

March 2007 Quarter vs. March 2006 Quarter

The Forest Products segment generated negative EBITDA of $22 million on sales of $213 million. This compares to EBITDA of $13 million on sales of $288 million in the comparable quarter of the prior year. Lower selling prices and volumes of SPF lumber and specialty wood accounted for $55 million of the $76 million decline in sales. US $ reference prices for random lumber were down by approximately US $84 per mfbm, while the reference price for stud lumber declined by US $76 per mfbm. The decline in reference prices was partially mitigated by a weaker Canadian $, which averaged 2% lower versus the US $. As a result, the average selling price of SPF lumber declined by $88 per mfbm from the year ago quarter, decreasing EBITDA by $28 million. Higher processing costs also negatively impacted margins. In the prior year quarter, timber costs were lower, primarily in the province of Ontario where government initiatives assisted all lumber producers. As well, the weaker pricing environment led to curtailments at several facilities negatively impacting processing costs. During the quarter, the Company incurred $5 million of lumber export taxes as compared to $11 million of lumber export duties expensed in the prior year quarter. Lumber export taxes are payable based on the new agreement between Canada and the United States.

The Forest Products segment generated an operating loss of $32 million, as compared to an operating loss of $1 million in the prior year quarter. The lower EBITDA noted above accounted for the higher operating loss. During the March 2007 quarter, the Company sold land parcels and recoded a gain of $4 million.

Six months ended March 2007 vs. six months ended March 2006

The Forest Products segment generated negative EBITDA of $37 million on sales of $417 million, as compared to EBITDA of $24 million on sales of $564 million in the comparable six-month period a year ago. Lower selling prices and volumes of lumber and specialty wood accounted for $112 million of the $147 million decline in sales. US $ reference prices for random lumber were down approximately US $65 per mfbm, while the reference price for stud lumber declined by US $77 per mfbm. Currency did not affect revenue as the value of the Canadian $ versus the US $ remained relatively unchanged. Overall, the average selling price of SPF lumber declined by $88 per mfbm from the year ago period, decreasing EBITDA by $55 million. Higher processing costs also negatively impacted margins. In the prior year period, timber costs were lower, primarily in the province of Ontario where government initiatives assisted all lumber producers. As well, the weaker pricing environment led to curtailments at several facilities negatively impacting processing costs. During the most recent six-month period, the Company incurred $8 million of lumber export taxes as compared to $17 million of lumber export duties in the same period a year ago. Lumber export taxes are payable based on the new agreement between Canada and the United States.

The Forest Products segment generated operating earnings of $185 million compared to an operating loss of $3 million in the prior year period. The lower EBITDA noted above was more than offset by two unusual items. During the most recent six-month period, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the United States Department of Commerce that had accumulated since May 2002. The amount received corresponded to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponded to approximately 82% of interest accrued on the deposits. The latter amount was recorded as interest income. The Company also completed the sale of a number of land parcels, which generated a gain of $12 million.

PULP

	Quarterly Results

	Fiscal 2006				Fiscal 2007

	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Financial ($ millions)
Sales (1)	313	356	388	394	327	382	-	-
EBITDA	(32)	2	14	22	20	39	-	-
Depreciation & amortization	27	27	20	18	20	18	-	-
Unusual items	-	169	-	14	29	-	-	-

Operating earnings (loss)	(59)	(194)	(6)	(10)	(29)	21	-	-

Shipments
Paper pulp (000's tonnes)	401	439	468	431	335	377	-	-
Specialty pulp (000's tonnes)	69	92	95	104	86	96	-	-
Internal (000's tonnes)	26	25	30	33	26	23	-	-

Total	496	556	593	568	447	496	-	-

Reference Prices
NBSK - delivered US
(US$ per tonne)	638	653	705	757	770	790	-	-
NBSK - delivered N. Europe
(US$ per tonne)	600	618	665	710	730	757	-	-
Bleached hardwood high yield
- delivered N. Europe
(US$ per tonne)	553	562	585	620	627	630	-	-

(1) Includes intersegment sales eliminated on consolidation

March 2007 Quarter vs. December 2006 Quarter

The Pulp segment generated EBITDA of $39 million on sales of $382 million for the quarter ended March 2007 compared to EBITDA of $20 million on sales of $327 million in the December 2006 quarter. The $55 million increase in sales was the result of increased shipments and prices for all grades of pulp. In the December quarter, shipments had been below normal levels due to increased maintenance downtime. As well, finished goods inventory needed to be increased. Paper pulp inventories had decreased to 18 days of supply at the end of September, a level which was not sustainable given customer service requirements. In the March quarter, sales and production were balanced and inventory levels ended at 27 days, unchanged from the end of the prior quarter. US $ reference prices increased for all grades of pulp, led by softwood and specialty grades. Prices were also assisted by currency as the Canadian $ averaged 3% less versus the US $ as compared to the prior quarter. The net price effect was an increase of $34 per tonne, increasing EBITDA by $17 million. Margins were also assisted by lower manufacturing costs. During the December 2006 quarter, the Company incurred higher labour and maintenance material costs associated with maintenance shutdowns at four of its pulp mills, including 10 days and 11 days respectively at the Tartas specialty pulp mill and the Tarascon paper pulp mill. Total downtime reached 21,400 tonnes in the December quarter. In the most recent quarter, maintenance downtime was only 4,400 tonnes. The latter amount does not include 12,400 tonnes of lost production associated with an explosion in one of the two flash pulp dryers at the Temiscaming high yield pulp mill. The dryer was off-line for approximately one month. The cost of this incident including repairs and the value of lost sales was approximately $4 million. The dryer was restarted in March and has been operating well since that time.

The Pulp segment generated operating earnings of $21 million compared to an operating loss of $29 million in the prior quarter. In addition to the improvement in EBITDA noted above, the Company did not incur any unusual charges in the March 2007 quarter. In the prior quarter, the Company announced the permanent closure of the Smooth Rock Falls pulp mill and recorded a charge of $29 million relating to pension, severance and other associated items.

PULP

March 2007 Quarter vs. March 2006 Quarter

The Pulp segment generated EBITDA of $39 million on sales of $382 million for the quarter ended March 2007, compared to EBITDA of $2 million on sales of $356 million in the March 2006 quarter. The $26 million increase in sales was due to higher selling prices partially offset by lower shipments. The lower shipments were caused primarily by the shutdown of the Smooth Rock Falls pulp mill. In the prior year quarter, the mill had sold 39,000 tonnes, whereas there were no shipments in the March 2007 quarter. Pricing benefited from significantly higher US $ reference prices for all grades of pulp. The improvement in prices was further assisted by currency as the Canadian $ averaged 2% lower versus the US $. The net price effect was an increase of $125 per tonne, increasing EBITDA by $62 million. Higher manufacturing costs partially mitigated the impact of the price improvement. The largest negative item was the $12 million of negative currency adjustment on the reported manufacturing costs of the three French pulp mills, as the Euro averaged 9% higher versus the Canadian $. At the mill level, the Company experienced higher fibre costs in the French operations and absorbed higher maintenance costs associated with the repairs to the flash pulp dryer at the Temiscaming high yield pulp mill. In the prior year period, the Company had taken 15,500 tonnes of downtime, most of it market related. In the March 2007 quarter, 4,400 tonnes of maintenance downtime was taken plus 12,400 tonnes of lost production associated with the incident at the Temiscaming high yield pulp mill.

The Pulp segment generated operating earnings of $21 million compared to an operating loss of $194 million a year ago. In addition to the aforementioned $37 million improvement in EBITDA, the company did not incur any unusual charges in the March 2007 quarter. In the year ago period, an asset impairment charge of $169 million was recorded to decrease the value of assets at the Smooth Rock Falls pulp mill, which was subsequently permanently shut down. This charge also accounts for a large portion of the $9 million reduction in depreciation expense.

Six months ended March 2007 vs. six months ended March 2006

The Pulp segment generated EBITDA of $59 million on sales of $709 million compared to negative EBITDA of $30 million on sales of $669 million in the comparable six-month period a year ago. The $40 million increase in sales was due to higher selling prices partially offset by lower shipments. The lower shipments were caused primarily by the shutdown of the Smooth Rock Falls pulp mill. In the prior year period, the mill had sold 80,200 tonnes, whereas there were no shipments during the first six months of fiscal 2007. Pricing benefited from significantly higher US $ reference prices for all grades of pulp. Currency did not affect revenue as the value of the Canadian $ versus the US $ remained relatively unchanged. Overall, the average selling price increased by $108 per tonne, increasing EBITDA by $102 million. Higher manufacturing costs partially mitigated the impact of the price improvement. The largest negative item was the $18 million of negative currency adjustment on the reported manufacturing costs of the three French pulp mills, as the Euro averaged 8% higher versus the Canadian $. In the most recent six-month period, total downtime reached 25,800 tonnes. The latter amount does not include 12,400 tonnes of lost production associated with an explosion in one of the two flash pulp dryers at the Temiscaming high yield pulp mill. In the prior year period, the Company had taken 61,100 tonnes of downtime, including 26,400 tonnes to rebalance high yield pulp inventories.

The Pulp Segment generated an operating loss of $8 million as compared to an operating loss of $253 million in the prior six-month period. In addition to the aforementioned $89 million improvement in EBITDA, unusual charges were significantly less in the most recent six-month period, as the Company incurred a charge of $29 million relating to pension, severance and other associated items resulting from the decision to permanently shut down the Smooth Rock Falls pulp mill. In the prior year period, an asset impairment charge of $169 million had been recorded to reduce the value of assets at this facility, which was subsequently permanently shut down. This charge also accounts for a large portion of the $16 million decline in depreciation expense.

PAPER

	Quarterly Results

	Fiscal 2006				Fiscal 2007

	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Financial ($ millions)
Sales	216	202	221	235	207	209	-	-
EBITDA	(12)	(12)	5	8	6	(2)	-	-
Depreciation & amortization	14	13	13	14	12	12	-	-
Unusual items	-	7	-	-	-	-	-	-

Operating loss	(26)	(32)	(8)	(6)	(6)	(14)	-	-

Shipments
Newsprint (000's tonnes)	123	123	128	134	117	115	-	-
Coated paper (000's tonnes)	62	57	65	70	61	63	-	-
Specialty papers (000's tonnes)	53	47	58	61	49	52	-	-

Total	238	227	251	265	227	230	-	-

Reference Prices
Newsprint - 48.8 gram East Coast
(US$ per tonne)	627	644	658	663	654	614	-	-
Coated #3 - 60 lb rolls
(US$ per short ton)	878	890	910	925	910	907	-	-
15 pt. Coated Bleached Board
(US $ per short ton)	780	800	807	830	830	843	-	-

March 2007 Quarter vs. December 2006 Quarter

The Paper segment generated negative EBITDA of $2 million on sales of $209 million. This compares to EBITDA of $6 million on sales of $207 million in the prior quarter. The sales increase of $2 million was due to higher shipments of coated and specialty papers partially offset by lower shipments and prices for newsprint. US $ reference prices for newsprint and coated papers declined by US $40 per tonne and US $3 per short ton respectively. The reference price for coated bleached board increased by US $13 per short tonne. Prices were assisted by currency as the Canadian $ averaged 3% less versus the US $. The net price effect was a decrease of $9 per tonne, decreasing EBITDA by $2 million. Increased energy and fibre costs, primarily at the St. Francisville paper mill, were also a factor that reduced segment margins. The depreciation of the Canadian currency versus the US $ also increased St. Francisville’s reported costs. Total downtime in the March quarter was 3,900 tonnes compared to 10,900 tonnes in the prior quarter.

The Paper segment generated an operating loss of $14 million, as compared to an operating loss of $6 million in the prior quarter. The $8 million decline in EBITDA was the cause of the increased operating loss.

PAPER

March 2007 Quarter vs. March 2006 Quarter

The Paper segment generated negative EBITDA of $2 million on sales of $209 million. This compares to negative EBITDA of $12 million on sales of $202 million in the same quarter a year ago. The $7 million increase in sales results from higher shipments of coated and specialty paper, partially offset by lower shipments of newsprint. US $ reference prices for coated paper and bleached board were up, while the reference price for newsprint was down. Currency was favourable as the Canadian $ averaged 2% lower versus the US $. The net result of these offsetting items led to pricing being unchanged. The reduction in negative EBITDA was due to lower manufacturing costs at the St. Francisville paper mill. In the year ago quarter, the paper mill had absorbed the impact of higher purchased energy costs combined with additional costs associated with its annual mill wide maintenance shutdown. Total downtime in the March quarter was 3,900 tonnes compared to 12,400 tonnes in the year ago quarter.

The Paper segment generated an operating loss of $14 million compared to an operating loss of $32 million a year ago. In addition to the aforementioned $10 million improvement in EBITDA, the Company did not incur any unusual charges in the March 2007 quarter. The year ago quarter results included a charge of $7 million relating to severance and associated costs for the restructuring of the St. Francisville paper mill operations.

Six months ended March 2007 vs. six months ended March 2006

The Paper segment generated EBITDA of $4 million on sales of $416 million compared to negative EBITDA of $24 million on sales of $418 million in the comparable six-month period a year ago. Sales were relatively unchanged with higher coated paper shipments offsetting lower newsprint shipments. US $ reference pricing for coated paper and board was up, while newsprint reference pricing was at a similar level. Currency did not affect revenue as the value of the Canadian $ versus the US $ remained relatively constant. Overall, pricing was unchanged from the year ago period. The $28 million improvement in EBITDA relates to lower manufacturing costs. In the prior year period, Hurricane Katrina generated a spike in natural gas prices that had a very negative effect on Paper segment costs. During the most recent six-month period, energy costs declined by $24 million as compared to a year ago. Total downtime in the six-month period was 14,800 tonnes compared to 15,800 tonnes in the year ago period.

The Paper segment generated an operating loss of $20 million compared to an operating loss of $58 million in the prior six-month period. In addition to aforementioned $28 million improvement in EBITDA, the Company did not incur any unusual charges in the first six months of fiscal 2007. The year ago period results included a charge of $7 million relating to severance and other associated costs for the restructuring of the St. Francisville paper mill operations.

FINANCIAL POSITION

	Fiscal 2006				Fiscal 2007

	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07

Net debt / total capitalization	62%	66%	64%	65%	60%	62%	-	-
EBITDA / interest on
indebtedness (times)	(0.8)	0.2	0.6	0.9	0.4	0.5	-	-

Cash flow from (used by) operations
before working capital changes ($ millions)	(54)	(27)	(14)	(2)	251	(16)	-	-
Net fixed asset additions ($ millions)	(24)	(25)	(17)	(20)	(15)	(16)	-	-

Free cash flow (negative) ($ millions)	(78)	(52)	(31)	(22)	236	(32)	-	-
Amounts in the above table relating to the December 2005 and March 2006 quarters have not been restated to reflect the sale of the OSB business and its reclassification to discontinued operations.

Cash flow from operations before working capital changes for the first six months of fiscal 2007 was $235 million, a $316 million improvement from the comparable period a year ago. The higher cash flow was due to the $268 million refund of lumber deposits and related interest as well as a $58 million improvement in EBITDA. For the six months ended March 2007, non-cash working capital items used $144 million, as compared to $81 million used by the same items in the prior year. While the Company normally experiences seasonal increases in timber inventories during the winter months, the prior period increase was mitigated by a 48,000-tonne reduction in pulp inventories. In fiscal 2007, pulp inventories increased by 22,000 tonnes. After allowing for net fixed asset additions of $31 million, free cash flow for the first six months of fiscal 2007 was $204 million versus a negative amount of $140 million a year ago.

In response to relatively low EBITDA brought on by challenging market conditions, the stronger Canadian $ and export payments on lumber shipped to the US, the Company has continued to limit capital expenditures. During the first six months of fiscal 2007, net fixed asset additions totalled $31 million compared to $49 million in the prior year period. The amount spent is equal to 35% of fixed asset depreciation and 2.1% of sales.

Net debt to total capitalization stood at 62% at March 2007, a decrease from 65% as at September 2006. The previously noted free cash flow generated the 3% reduction. During the first six months of fiscal 2007, debt of the Company’s French operations increased by $34 million due to a combination of new working capital and capital expenditure loans. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. In the absence of a sustained improvement in the pricing levels of the Company’s main products or a weakening of the Canadian $, it will be difficult to attain this target.

The higher leverage continues to put pressure on the Company’s various credit ratings. In September 2005, S&P reduced its long-term corporate credit and unsecured debt ratings to CCC+ (negative outlook). In January 2006, S&P reduced the ratings to CCC- (negative outlook) and the rating was affirmed in June 2006. In May 2005, Moody’s reduced its senior implied, senior unsecured and issuer ratings to B3 (stable outlook). In January 2006, Moody’s reduced its senior unsecured notes and debenture ratings to Ca (stable outlook). In October 2005, DBRS reduced its senior unsecured debt ratings to B (low) (negative trend). In January 2006, DBRS reduced the rating to CCC (negative trend).

FINANCIAL POSITION

At the end of March 2007, the Company had cash of $33 million plus unused operating lines of $152 million. At September 2006, the date of the last audited financial statements, the Company had cash of $31 million and unused operating lines of $34 million.

The following table summarizes unused operating lines by major area:

Operating Lines - Unused
$ millions	September	March
	2006	2007

Canadian operations	-	117
US operations	1	1
French operations	20	23
Proportionate share of joint ventures	13	11

	34	152

At the beginning of fiscal 2007, the Company had in place a committed revolving working capital facility of $150 million maturing in March 2009, secured by receivables and inventory. The Company also had in place a committed non-revolving working capital facility of $136 million maturing in June 2008, secured by receivables and inventory. In January 2007, the Company amended the $150 million facility by increasing it to $250 million and extending its committed period to January 2010. The amended revolving working capital facility effectively replaced the revolving $150 million and the non-revolving $136 million facilities. As of the end of the March 2007 quarter, the amount available on the $250 million facility (borrowing base) was $250 million, of which $117 million was unused

During the June 2006 quarter, the St. Francisville operating line of US $20 million expired. The Company is currently in discussions with a potential lender to put in place a similar facility for the operation. The Company would expect to finalize the new loan in fiscal 2007.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended March 31, 2007, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2006				Fiscal 2007

		Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Cash return on capital
employed (1)(2)		(2)%	1%	2%	3%	1%	1%	-	-
Return on capital employed (1)(2)		(7)%	(20)%	2%	(5)%	24%	(4)%	-	-
Return on equity (1)(2)		(35)%	(93)%	(4)%	(36)%	85%	(26)%	-	-

Shares outstanding - end of
quarter (millions)		85.6	85.6	85.6	85.6	85.6	85.6	-	-
Book value per share ($)		9.53	7.57	7.49	6.86	8.48	7.95	-	-

Foreign exchange:
1 C$ = US$	- average	0.852	0.867	0.890	0.892	0.877	0.854	-	-
	- period end	0.858	0.856	0.890	0.895	0.858	0.866	-	-
1 Euro = US$	- average	1.189	1.202	1.256	1.273	1.293	1.287	-	-
	- period end	1.186	1.204	1.251	1.268	1.319	1.336	-	-
1 Euro = C$	- average	1.396	1.387	1.411	1.427	1.474	1.507	-	-
	- period end	1.383	1.407	1.406	1.417	1.537	1.542	-	-

(1)	% returns for each quarter have been annualized.
(2)	Amounts shown relating to the December 2005 and March 2006 quarters have not been restated to reflect the sale of the OSB business and its reclassification to discontinued operations.

Overall, the March quarterly operating results fell short of the Company’s expectations. Continued low lumber selling prices combined with the approximately $4 million cost of the flash dryer explosion at the Temiscaming pulp mill negatively impacted the results. Better margins are anticipated in the coming quarters as market pulp prices remain strong and we expect some improvement in lumber prices, albeit from a low level. While the recent strengthening of the Canadian $ versus the US $ is a negative, the Company continues to manage the business on the assumption that the Canadian $ will trade in the US $ 0.87 to US $0.89 range. The primary challenges faced by the industry are the strength of the Canadian $ and higher chemical, energy and wood costs, particularly in Eastern Canada. These issues are being addressed as part of the Company’s recovery plan. While the recent softwood lumber agreement did not represent an optimal outcome for Canadian lumber manufacturers, it did replenish the Company’s liquidity. Efforts have now turned to optimization of operations given the new lumber export taxes and quotas and the difficult market conditions.

Liquidity at the end of March 2007 was $185 million. The March / April period represents peak seasonal inventory and we expect liquidity to increase over the next several months as inventory levels decline. In addition, the Company continues with other initiatives to improve liquidity. The target for fiscal 2007 is to generate $100 million of additional liquidity through a combination of asset sales and increased working capital facilities. To date, a total of $60 million has been generated through these initiatives.

DEFINITIONS – NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses and revenues. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units.

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash and cash equivalents such as marketable securities or temporary investments.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

Cash return on capital employed (CROCE) refers to EBITDA for a given period divided by the average gross capital employed for the period. Gross capital employed is the sum of working capital (accounts receivable, inventories and prepaid expenses less accounts payable), undepreciated fixed assets and other assets. The Company considers this to be a useful indicator of financial returns being generated by the Company.

Return on capital employed (ROCE) refers to net earnings (or loss) for a given period, adjusted for the after-tax impact of interest expense, divided by the average of total assets less non-interest bearing current liabilities for the period. The Company utilizes this measure to compare its performance to other competitors in its industry. The long-term incentive plan for senior management is based on ROCE performance.

Return on Equity (ROE) refers to net earnings or loss for a given period divided by the average shareholders’ equity for the period.